Exhibit 3.1.1(i)

State of Delaware
Certificate of Amendment of Certificate of Incorporation

Andatee China Marine Fuel Services Corporation

Andatee China Marine Fuel Services Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:                    The following resolutions dated as of October 15, 2009, setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, were duly approved and adopted by the Board of Directors of the Corporation (the “Board”) declaring said amendment to be advisable and recommending said amendment for shareholder consideration and approval. The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that the Certificate of Incorporation of this corporation be amended by amending and restated Section 4.1 of Article 4 to read, in its entirety, as follows:

“Article 4.              CAPITAL STOCK

4.1           Authorized Shares

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Sixty Million (60,000,000), of which Fifty Million (50,000,000) shares shall be Common Stock, having a par value of $0.001 per share, and, Ten Million (10,000,000) of such shares shall be Preferred Stock, having a par value of $0.001 per share.

Effective on October 19, 2009 (the “Effective Date”), each issued and outstanding share of the Company’s Common Stock shall, by virtue of this amendment to the Company’s Certificate of Incorporation, be combined into 1.333334 shares of fully paid and non-assessable Common Stock of the Company, subject to treatment of fractional share interests described below. Following the effectiveness of this Certificate of Amendment, the Company will evidence the reverse stock split effected by this paragraph pursuant to the procedures of the Company. No fractional shares of Common Stock of the Company shall be issued. No stockholder of the Company shall transfer any fractional shares of Common Stock of the Company. The Company shall not recognize on its stock record books any purported transfer of any fractional shares of Common Stock of the Company.  A holder of Common Stock, who immediately prior to the Effective Date, owns a number of shares of Common Stock of the Company which is not evenly divisible by the reverse split ratio shall, with respect to the fractional interest, be issued a number of shares of new Common Stock of the Company, be rounded to the nearest whole number.””

SECOND:                 That thereafter, pursuant to resolution of the Board, the holders of at least a majority of the outstanding stock of the Corporation executed a consent action in lieu of meeting in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, which consent action was executed and duly adopted by the necessary number of shares as required by statute voting in favor of the amendment.

THIRD:                     That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 16th day of October, 2009.

By:           /s/ An Fengbin
Title:        President and Chief Executive Officer
Name:      An Fengbin